X  Check this box if no longer
   subject to Section 16.  Form
   4 or Form 5 obligations may continue.
   See Instruction 1(b).

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        U.S. SECURITIES AND EXCHANGE COMMISSION
                Washington, DC 20549

                      FORM 4

    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person*

     PIERCE MILL ASSOCIATES, INC.

   (Last)          (First)          (Middle)


2. Issuer Name and Ticker or Trading Symbol

        FORWARD ACQUISITION CORPORATION

3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year

         September 26, 2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) To Issuer
     (Check all applicable)

   [  ] Director                [  ] 10% Owner
   [  ] Officer (Give title     [  ] Other (specify
                Below)                     below)
 Until this transaction, a 10% or greater shareholder

7.  Individual or Joint/Group Filing
       (Check applicable line)

    [X] Form filed by One Reporting Person

    [ ] Form filed by More than One Reporting Person

-----------------------------------------------------
                       Table I
      Non-Derivative Securities Beneficially Owned
----------------------------------------------------


1.Title of    2. Transac-    3. Transac-     4. Securities Acquired (A)
  Security       tion Date      tion Code       or Disposed of (D)
 (Instr.3)       (M/D/Y)       (Instr.8)        (Instr. 3, 4 and 5)
                               ----------     -------------------------
                              Code   V        Amount    (A)or(D) Price

COMMON STOCK    9/26/2002      S              1,000,000    D     $11,000


 - - - -  - - - - - - - - - -  - - - -  - - - - - -  - - - - - - -  -

5.  Amount of Securities     6.  Ownership         7.  Nature of Indirect
    Beneficially Owned           Form: Direct(D)       Beneficial Ownership
    At End of Month              Or Indirect(I)        (Instr.4)
    (Instr. 3 and 4)             (Instr.4)
       0                           D
 - - - -  - - - - - - - - - -  - - - -  - - - - - -  - - - - - - -  -


---------------------------------------------------
                       TABLE II.
       Derivative Securities Acquired, Disposed
       of, or Beneficially Owned (e.g. puts,
       calls, warrants, options, convertible
       securities)
---------------------------------------------------


1. Title of Derivative     2. Conver-       3.Trans-    4.Trans-
   Security (Instr.3)         sion or         action      action
                              Exercise        Date        Code
                              Price of        (M/D/Y)     (Instr.8)
                              Deriva-                     ---------
                              tive                        Code   V
                              security



5. Number of Deriv-         6. Date Exer-     7. Title and Amount of
   ative Securities Ac-        cisable and       Underlying Securities
   quired (A)or Disposed       Expiration        (Instr. 3 and 4)
   of (D)                      Date
   (Instr. 3, 4, and 5)        (M/D/Y)
-------------------         --------------     ---------------------
(A)       (D)               Date     Expira-   Title       Amount or
                            Exer-    tion                  Number of
                            cisable  Date                  Shares



8. Price of      9. Number of     10. Ownership     11. Nature of
   Derivative       Derivative        Form of           Indirect
   Security         Securities        Derivative        Beneficial
   (Instr.5)        Beneficially      Security:         Ownership
                    Owned at End      Direct(D) or      (Instr.4)
                    Of Month          Indirect (I)
                    (Instr.4)         (Instr.4)
------------      --------------   ---------------   -------------


Explanation of Response: All shares sold.
   Reporting person is no longer an officer, director or 5% or more shareholder.


/s/ PIERCE MILL ASSOCIATES, INC.
    By /s/ James M. Cassidy
___________________________________
Signature of Reporting Person

Date: September 26, 2002

** Intentional misstatement of facts constitute
    Federal Criminal Violations. See 18 U.S.C. 1001
    And 15 U.S.C. 78ff(a)

Note: file three copies of this Form, one of which Must be manually signed. If space is insufficient, see Instruction 6 for procedure.

SEC 1473 (7-97)